Joel D. Mayersohn	LAW OFFICES ARNSTEIN & LEHR LLP 200 EAST LAS OLAS BOULEVARD SUITE 1700 FT. LAUDERDALE, FLORIDA 33301-2240 (954) 713-7600 FAX (954) 713-7700 www.arnstein.com FOUNDED 1893	CHICAGO, ILLINOIS BOCA RATON, FLORIDA MIAMI, FLORIDA TAMPA, FLORIDA WEST PALM BEACH, FLORIDA HOFFMAN ESTATES, ILLINOIS MILWAUKEE, WISCONSIN MEMBER OF INTERNATIONAL LAWYERS NETWORK

October 10, 2006

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3561

100 F Street NW

Washington, DC 20549

Re:	Dreams, Inc.
Form 10-KSB/A for the f/y/e March 31, 2006; Filed July 13, 2006
Form 10-Q for the f/q/e June 30, 2006; Filed August 14, 2006
File No. 000-30310

Dear Sir or Madam:

On behalf of Dreams, Inc. (the “Company”), we hereby submit responses to the Comment Letter issued by the Staff of the Securities and Exchange Commission dated September 14, 2006. The Company’s responses below correspond numerically to the Comment Letter.

1. Please expand your MD&A to identify and discuss key performance indicators that management uses to manage the business and that would be material to investors; provide information about the quality of and potential variability of, the Company’s earnings and cash flows, so that investors can ascertain the likelihood that past performance is indicative of future performance. For example, we note in your filing the Unitas settlement and subsequent cash that was restricted as well as the losses incurred and subsequent insurance proceeds related to damage from hurricane Wilma. Discuss the effects these had on your results of operations and will have on future periods. Please consider the MD&A guidance in SEC Release Nos. 33-8350, 34-48960, and FR-72 as well as Regulation S-B, Item 303(b).

In future filings with the Commission the Company will expand its MD&A to identify and discuss key performance indicators that management uses to manage the business and that would be material to investors; and will provide information about the quality of and potential variability of, the Company’s earnings and cash flows, so that investors can ascertain the likelihood that past performance is indicative of future performance.

United States Securities and Exchange Commission

October 10, 2006

2. Please consider adding disclosure concerning any material commitments for capital expenditures and the expected sources of funds for such expenditures as required by Regulation S-B, Item 303(b). We note that you lease substantially all of your facilities. The operating lease payments of such facilities should be included in your liquidity discussion as well any long-term debt on your balance sheet. Please refer to SEC Release Nos. 33-8350, 34-48960, and FR-72 as well as Regulation S-B, Item 303(b). As you are no longer reporting as a small business issuer, you will also need to consider the requirements of FR-67 including the contractual obligations table in future annual reports.

In future filings with the Commission the Company will add disclosure concerning any material commitments for capital expenditures and the expected sources of funds for such expenditures as required by Regulation S-K, item 303(a), and will include in its liquidity discussion disclosure regarding operating lease payments for the Company’s leased facilities and any long-term debt on the Company’s balance sheet. The Company included a contractual obligations table in its Form 10-KSB/A for the f/y/e March 31, 2006, and will include such a table in future filings with the Commission as required.

3. We note that you have discussed your costs of sales “back[ing] out” certain one time expenses such as an impairment charge and a reduction in inter-company sales. Please note that excluding such items from your cost of sales represents a non-GAAP measure. In this regard, it appears you should delete the non-GAAP measure under the guidance in Item 10(h)(ii)(B) of Regulation S-B. In the alternative, you should solely disclose the impact that these items had on cost of sales without disclosing an amount or percentage of cost of sales excluding these items.

In future filings with the Commission the Company will solely disclose the impact that any one time expenses, such as impairment charges and reductions in inter-company sales, had on cost of sales without disclosing an amount or percentage of cost of sales excluding the foregoing items.

United States Securities and Exchange Commission

October 10, 2006

4. We see from the explanatory note that your 10-KSB was amended to correct a “miss entry” in the statement of cash flows. It appears as though the change from your original 10-KSB as filed was to correct the change in accrued liabilities of $422 in fiscal 2006. Please tell us how you arrived at this number given that the change in accrued liabilities from 2005 to 2006 per the balance sheet is $225.

The Company amended its 10-KSB (filed on July 13, 2006), by filing a 10-KSB/A on July 28, 2006, to correct an error in the Company’s Statement of Cash Flows under the heading accrued liabilities. The Company has discovered additional errors in the Company’s Statement of Cash Flows contained in the 10-KSB/A under the headings accrued liabilities, contingent consideration payment, and cash received from rights offering. The correct figures for the Company’s Statement of Cash Flows are as follows:

Dreams, Inc. and Subsidiaries

Consolidated Statements of Cash Flows Unaudited

(Dollars in Thousands, except earnings per share amounts)

	Orig 10KSB/A FY06	Actual 10KSB/A FY06	Change in$ FY06
Cash Flow from Operating Activities
Accrued liabilities *	$422	$259	$163

Net cash used in operating activities	(554)	(717)	163
Cash Flows from Investing Activities	—	—	—

Net cash used in investing activities	(917)	(917)	—
Cash Flows from Financing Activities
Cash received from rights offering *	1,745	1907	(163)

Net cash provided by financing activities	1,693	1855	(163)
Net increase (decrease) in cash and cash equivalents	222	222	—
Cash and cash equivalents at beginning of period	211	211	—

Cash and cash equivalents at end of period	$433	$433	$—

*	Original misclassed entries on 10KSB/A filing are immaterial, when reclassed into the appropriate cash activity category.

The Company believes that the foregoing errors are not material to the respective line items on the cash flow statement as they do not change the respective subtotals from a “cash used” to a “cash provided by” position or vice versa and therefore would not effect the decisions of a reasonable user of the financial statements. The Company proposes to correct the foregoing amounts in the Company’s 10-K for the fiscal year ending 3/31/07.

United States Securities and Exchange Commission

October 10, 2006

5. From disclosures in this footnote and MD&A; we note that the company recognized a material impairment charge to inventory in fiscal 2006. Please expand the note disclosure to discuss the timing and methodology used in deriving the impairment charge related to the specific product inventories. Your disclosure should address the specific events or reasons on why management believed the charge was properly recognized in fiscal 2006 and how market value was determined in recording the appropriate amount of impairment.

In fiscal 2006 the Company had in its inventory of apparel and sports memorabilia products several items representing players who had either been recently traded to a new team or who, for various other reasons, were not as marketable as they once were. An inventory liquidation sale conducted by the Company provided further evidence of the reduced market value of the foregoing items.

(Apparel)

During the fourth quarter of fiscal 2006 the Company conducted an in-depth analysis of the Company’s inventory of apparel and sports memorabilia products in an effort to determine what items, if any, based on empirical evidence, would fail to sell at or above their current carrying costs. In so doing the Company categorized said items as (i) those that represented players that had been traded to a new team, players that left a team due to free agency, or players that were otherwise subject to events resulting in the unfavorable treatment of their related sports memorabilia (collectively “Non-Asset Items”), or (ii) those that sold less than 10% of their current inventory in the previous 12 months (“Dead Items”). Once an item was identified in one of the foregoing categories the item’s carrying cost was written down by the Company as follows:

(Sports Memorabilia and Collectibles)

Items were generally written down to the cost of the item that housed the autograph (subject to certain exceptions set forth below). In other words, a signed baseball, picture, or helmet, would be written down to the cost of the actual baseball, picture, or helmet, respectively. Notwithstanding the foregoing, the following items were written down, on a case by case basis, to an amount that exceeded the cost of the item housing the autograph(s): (a) items with respect to players that remain active stars within their sport, and (b) items with respect to multiple players (e.g. multiple autographs on one item), where one or more of the represented players have either been traded, left the team due to free agency, or are subject to events resulting in the unfavorable treatment of their related sports memorabilia, and other players represented by the item have not. Dead Items were written down to zero.

United States Securities and Exchange Commission

October 10, 2006

Prior to performing this in-depth analysis, the Company wrote down inventory to its lower of cost or market on a quarterly basis based on the reduced values of its apparel and sports memorabilia inventory due to player trades, unfavorable media, or other circumstances. Accordingly, as additional information was available to the Company to better estimate the net realizable value of its inventory prior to the filing of the March 31, 2006 Form 10-KSB, the Company believes that the impairment charges were properly recorded in fiscal 2006.

To the extent additional impairment charges are necessary in the future, the Company will expand its note disclosure to discuss the timing and methodology used in deriving the impairment charge related to the specific product inventories, and will address the specific events or reasons why management believes the charge is properly recognized in that period and how market value is determined in recording the appropriate amount of impairment.

6. As your product sales encompass a broad range of different product classes with sports memorabilia; custom artwork, reproductions and acrylic display cases being among the product groups, at a minimum, you should provide the amount of revenues by each of these dissimilar types of products in accordance with the guidance in paragraph 37 of SFAS No. 131. However, you should consider whether further breakdowns in product revenues are necessary under the requirements in this accounting standard. Please revise accordingly.

The Company has reviewed the guidance in paragraph 37 of SFAS No. 131 and has determined that in accordance with said guidance the Company was not required to include any reference to the product classes “custom artwork” or “reproductions” under the Company’s Manufacturing/Distribution Segment in the Company’s 10-KSB/A filed on July 13, 2006. The collective revenues from said product classes amounted to less than 1% of total revenues from the Company’s Manufacturing/Distribution Segment in fiscal year 2006. Further, the financial and operational decisions made by the Company’s chief operating decision maker are based on segment level information, not information with respect to segment subsets.

To the extent required by the guidance in paragraph 37 of SFAS No. 131, the Company will include in future filings with the Commission all appropriate product classes as well as the revenues generated by each such product class.

United States Securities and Exchange Commission

October 10, 2006

7. We note that your segments reportable performance measure is “operating earnings.” It appears that the $3.6 million of hurricane insurance settlement that is not classified within operating earnings, but reflected as other income, in the consolidated statement of operations has been included within a segment(s) operating earnings. It would appear that this item should be presented as a separate adjustment in the reconciliation of segment operating earnings to total income (loss) before income taxes. Please revise or advise accordingly.

The $3.6 million hurricane insurance settlement was not included within the segment operating earnings, but rather was included in the entry “Other income (loss)(primarily parent company expenses)”, which entry was the difference between the $3,658,000 hurricane insurance settlement and the ($2,803,000) expenses related to corporate overhead. The entries under the heading “Pre-tax earnings/(loss)”, therefore, could have been further broken out as follows:

Total earnings for reportable segments	3910
Hurricane proceeds	3658
Expenses related to corporate overhead	(2803)
Interest	(454)

Income before taxes	4311

In future filings with the Commission the Company will present the $3.6 million hurricane settlement as a separate adjustment in its segment footnote.

8. For the corporate related items (i.e. parent company expenses) reflected as an adjustment in the reconciliation, please expand the disclosure to specify that these are “unallocated” costs/expenses that have not been allocated to the reportable segments as well as the accounting policies for these centrally incurred costs. Refer to the guidance in paragraph 31(b) of SFAS No. 131.

In future filings with the Commission the Company will expand the disclosure of the corporate related items (i.e. parent company expenses) reflected as an adjustment in the reconciliation to specify that these are “unallocated” costs/expenses that have not been allocated to the reportable segments as well as the accounting policies for these centrally incurred costs.

United States Securities and Exchange Commission

October 10, 2006

9. We note that since you received a net settlement payment from your insurance company relating to damage from a hurricane, a gain was recognized in the fiscal year ended March 31, 2006. Please tell us to what extent any losses were recognized as a result of the damage sustained in the hurricane and the period of recognition. Include the estimates of your losses and amounts of insurance coverage, including deductibles in your response. If you did not recognize a loss immediately, please tell us why you were not required to do so. We may have further comments after reviewing your response.

The Company maintained an extensive insurance policy with The Hartford (the “Insurance Company”) under which the Company had approximately $13 million of coverage against certain future losses, business interruptions, and impairments of inventory. In connection with a claim submitted by the Company as a result of Hurricane Wilma in October 2005, the Insurance Company offered the Company a settlement in the amount of approximately $3.6 million. The settlement covered certain business interruption losses in the amount of approximately $804,000 (which occurred in the same period in which the settlement was recorded), the possibility of certain impairments of the Company’s inventory in the amount of approximately $2.88 million, and a waiver by the Company prohibiting the Company from making additional claims with respect to future business income losses and potential inventory impairment attributable to Hurricane Wilma. The Company paid deductibles in the total amount of $121,000 in connection with the settlement. Management relied upon EITF 01-13 for its accounting and classification of the insurance claim proceeds. Management’s determination that no reserve was necessary was consistent with GAAP in that reserves may not be maintained with respect to future unknown losses.

10. Consistent with the presentation in your annual consolidated financial statements, please provide each of the separate components of revenues and separate cost of sales for manufacturing/distribution and retail, respectively, as materially necessary under the requirements in Regulation S-X. Please refer to the guidance in Rule 5-03(b) and Item 10-01(a)(3) of Regulation S-X and revise accordingly.

In future filings with the Commission the Company will provide, consistent with the Company’s presentation in its annual consolidated financial statements, each of the separate components of revenues and separate cost of sales for manufacturing/distribution and retail, respectively, as materially necessary under the requirements in Regulation S-X.

United States Securities and Exchange Commission

October 10, 2006

11. Reference is made to your operating cash flows where you solely provide the total amount of net cash provided by (used) in operating activities. In accordance with the guidance in paragraph 28 of SFAS 95 and Item 10-01l(a)(4) of Regulation S-X, please provide the detailed reconciliation of net income (loss) to net cash provided by (used) in operating activities in the condensed consolidated statements of cash flows. In this regard, it appears that the materiality guidelines in Regulation S-X do require an expanded reconciliation. Please revise and advise accordingly.

In future filings with the Commission the Company will, in accordance with the guidance in paragraph 28 of SFAS 95 and Item 10-01(a)(4) of Regulation S-X, provide the detailed reconciliation of net income (loss) to net cash provided by (used) in operating activities in the condensed consolidated statements of cash flows.

Very truly yours,

/s/ Joel D. Mayersohn Joel D. Mayersohn

cc:	Dreams, Inc.

Pursuant to Internal Revenue Service guidance, be advised that any federal tax advice in this communication, including any attachments or enclosures, was not intended or written to be used, and it cannot be used, by any person or entity for the purpose of avoiding penalties imposed under the Internal Revenue Code.

DREAMS, INC.

2 South University Drive

Plantation, Florida 33324

October 10, 2006

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3561

100 F Street NW

Washington, DC 20549

Re:	Dreams, Inc.

Form 10-KSB/A for the f/y/e March 31, 2006; Filed July 13, 2006

Form 10-Q for the f/q/e June 30, 2006; Filed August 14, 2006

File No. 000-30310

Dear Staff:

In connection with responding to the Staff’s comments to the Company’s Annual Report on Form 10-KSB/A and Quarterly Report on Form 10-Q, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not preclude the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Ross Tannenbaum Ross Tannenbaum
Chief Executive Officer